Exhibit 99.1

Ciba Specialty Chemicals
Annual Report 2000

                                                                          Ciba

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BRINGING
INNOVATION
TO MARKET

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CIBA SPECIALTY CHEMICALS                                        SUMMARY OF FINANCIAL INFORMATION

                                                                --------------------------------------------------------------
                                                                (in millions of Swiss francs, except per share data)
SALES billion CHF                                               --------------------------------------------------------------
1999                         7.244                              Year ended December 31,               2000               1999
2000                         7.902                              --------------------------------------------------------------
-----------------------------------                             STATEMENTS OF INCOME
OPERATING INCOME million CHF                                    --------------------------------------------------------------
1999                           632                              NET SALES (1)                        7 902              7 244
2000                           876                              Cost of goods sold                   5 333              4 956
-----------------------------------                             --------------------------------------------------------------
EBITDA billion CHF                                              GROSS PROFIT                         2 569              2 288
1999                         1.086                              Selling, general and administrative  1 425              1 341
2000                         1.348                              Research and development               293                256
-----------------------------------                             Amortization of goodwill                86                 74
                                                                (Income) from earnings of equity
Ciba Specialty Chemicals experienced a                            affiliates                          (113)               (15)
very positive overall year in 2000 which                        Restructuring and special charges        2                  0
has greatly enhanced the strength of our                        --------------------------------------------------------------
financial position. A combination of                            OPERATING INCOME (1)                   876                632
further sales growth, a concerted effort to                     Interest expense                      (265)              (295)
achieve efficient processes and improved                        Interest income                         56                 30
trading conditions throughout most of                           Other financial expense, net           (14)                (5)
the year led to a 39 percent increase in                        Minority interest                       (7)                (7)
earnings per share to CHF 6.81.                                 --------------------------------------------------------------
     Sales from continuing operations in                        INCOME FROM CONTINUING OPERATIONS
2000 totaled CHF 7.902 billion, an                              before income taxes                    646                355
increase of 9 percent in Swiss francs and                       Provision for income taxes             228                117
2 percent in local currencies. Sales rose                       --------------------------------------------------------------
over 1999 despite the slowdown in the                           INCOME FROM CONTINUING OPERATIONS      418                238
U.S. economy towards the end of the                             Income from discontinued operations,
year. Volume increases outpaced selling                         net of tax (2)                           0                 87
price reductions.                                               Gain on sale of discontinued operations,
     Sales in Europe were 3 percent higher                      net of tax (2)                          34                  0
in Swiss francs; 12 percent higher in the                       --------------------------------------------------------------
Western Hemisphere; and 14 percent                              NET INCOME                             452                325
higher in the Eastern Hemisphere. With                          --------------------------------------------------------------
37 percent of sales coming from Europe,                         EARNINGS PER SHARE                    6.81               4.89
37 percent from the Western Hemisphere                          --------------------------------------------------------------
and 26 percent from the Eastern                                 BALANCE SHEETS
Hemisphere, we continue to maintain                             --------------------------------------------------------------
a well balanced global presence.                                Current assets                       4 797              4 272
     Operating income rose 39 percent, to                       Property, plant and equipment, net   3 787              3 914
CHF 876 million. EBITDA* before                                 Other long-term assets               3 521              4 221
restructuring charges rose 24 percent to                        --------------------------------------------------------------
total CHF 1.348 billion, or 17.1 percent                        TOTAL ASSETS                        12 105             12 407
of sales. Net income totaled CHF 452                            --------------------------------------------------------------
million, a 39 percent increase. Net                             Current liabilities                  2 402              2 611
income from continuing operations                               Long-term liabilities                5 949              6 158
reached CHF 418 million, 76 percent                             Shareholders' equity                 3 754              3 638
higher than in 1999.                                            --------------------------------------------------------------
     Free cash flow increased 166 percent,                      TOTAL LIABILITIES AND SHAREHOLDERS'
reaching CHF 2.169 billion thanks                                 EQUITY                            12 105             12 407
largely to our strong operational results                       --------------------------------------------------------------
as well as the active management of                             STATEMENTS OF CASH FLOWS
our portfolio. Net debt was reduced by                          --------------------------------------------------------------
40 percent, from nearly CHF 5 billion                           Net cash provided by operating
to below CHF 3 billion, reducing our net                          activities                         1 031              1 080
debt to equity ratio from 1.37 to 0.79.                         Net cash provided by (used in)
Velocity improved to 0.80, up from 0.75                         investing activities                 1 271               (131)
in 1999, as all divisions improved the                          Net cash provided by (used in)
management of their assets.                                     financing activities                (1 508)              (765)
                                                                --------------------------------------------------------------
                                                                NET INCREASE IN CASH AND CASH EQUIVALENTS 766             207
                                                                --------------------------------------------------------------
*EBITDA means Earnings Before Interest, Taxes,                  (1) From continuing operations.
Depreciation and Amortization                                   (2) On May 31, 2000, the Company completed the
                                                                    sale of its Performance Polymers
                                                                    business to Morgan Grenfell Private Equity.

                                                                CONTENTS

                                                                1  Statement from the Chairman of the Board
                                                                   and Chief Executive Officer: Armin Meyer
                                                                6  The Ability to Dream: Professor Dr. Jean-Marie Lehn
                                                                8  Marketing Synergies: We sharpen edges
                                                                10 Innovative Products: We brighten the world
                                                                12 Research and Development: We envisage the future
                                                                14 e-business: We empower desktops
                                                                16 Process Efficiency: We deliver requirements
                                                                18 Our people: We build relationships
                                                                20 Corporate Governance
                                                                   Contact Addresses

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ADDITIVES (including Water Treatments)
Sales billion CHF
1999             3.443
2000             3.740

Operating income million CHF
1999             461
2000             561

EBITDA million CHF
1999             647
2000             763



ADDITIVES EXCLUDING WATER TREATMENTS
Sales in our Additives division, excluding the Water Treatments business, were CHF 2.644 billion, 9 percent higher in Swiss francs and 2 percent higher in local currencies. Sales were led by a strong increase in volume which more than offset lower selling prices. Strong, double-digit growth was seen in Swiss francs in Asia and most parts of the Western Hemisphere. European sales gains were more moderate. Operating income rose 18 percent to total CHF 483 million and EBITDA, which also rose 18 percent, reached 23.7 percent of sales.
     Our Polymer Additives business strengthened both its base plastics stabilizers and its higher-growth property modifier businesses. A combination of product innovations, product line acquisitions, new joint ventures and value-chain marketing led to continued leadership in plastics additives. Geographically, we have strengthened our foothold in the fast-growing Asian market with the commissioning of a new antioxidant plant in Goa, India, a new joint venture in South Korea to further extend the very successful Ciba (R) PolyAd (R) preblends service, and an increase in our stake in the Musashino-Geigy joint venture in Japan to 60 percent. Our
R&D team introduced a record seven new products in 2000, including flame retardants and advanced stabilizers for agricultural films. We also expanded a strategic alliance to offer new surface modifiers for polymers, including oxygen scavengers which extend shelf life for packaged foods.
     Our Imaging and Coatings Additives business also enhanced its strong position during the year. We are now the worlds leading producer of photoinitiators for UV-curing following the purchase of Prochimica in Italy, the worlds largest facility dedicated to photoinitiator production. Additionally, we joined forces with the well known U.S. combinatorial chemistry firm Symyx to develop more efficient processes for the manufacturing of additives. Demand was once again strong among electronics customers for our photoinitiators, while our coatings customers welcomed our latest offerings for UV-cured car coatings and for smoother-handling architectural and decorative paints.
     We had especially strong sales gains in our Process and Lubricant Additives business thanks mainly to higher performance and environmental standards for lubricants. A new strategic alliance with Nalco/Exxon Energy Chemicals, L.P., is bringing a wider customer base to our popular process chemical products.

WATER TREATMENTS
Sales for our Water Treatments business unit reached CHF 1.096 billion. That was 8 percent higher in Swiss francs. Sales in local currencies increased 1 percent due in large part to the negative currency effect of the strong British pound. Volume gains out-paced price reductions. Operating income grew 56 percent, to CHF 78 million. EBITDA was 20 percent higher, at 12.4 percent of sales. An emphasis on profitable product lines, coupled with strong cost-control and strategic price increases, is leading to improved profitability.
     Efforts to introduce our wide array of acrylic-based products into new geographic markets have been very successful with customer demand continuing to grow. Our paper chemicals offering was significantly enhanced with last years purchase of the retention, drainage and fixative paper chemicals from Cytec.


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COLORS
Sales billion CHF
1999             2.396
2000             2.620

Operating income million CHF
1999             231
2000             321

EBITDA million CHF
1999             356
2000             452


COLORS
Our Colors division achieved sales of CHF 2.620 billion in 2000, 9 percent higher in Swiss francs and 3 percent higher in local currencies than in 1999. Increases in volume easily outpaced price reductions. In Swiss francs, strong double-digit growth occurred in Asia and most parts of the Western Hemisphere. Sales increases in Europe were more moderate. Operating income rose 39 percent to total CHF 321 million and EBITDA rose by 27 percent to reach 17.2 percent of sales.
     Our Colors for Inks, Paints and Plastics business continued to grow strongly. We saw good development in the major inks product lines, particularly in the fast-growing specialty markets. Our new granular pigment forms made convincing in-roads in the very large publication inks market. In the industrial paints and plastics markets, customers showed exceptionally strong interest in our new high-value pigments. Sales to the decorative, powder coatings and coil coatings paints markets were especially successful. Our products which color transparent plastics had a very strong year. To bolster our market presence in the future and to assure the delivery of top-quality products, we have been upgrading our Newport manufacturing facility in the U.S. The eight-year, $180 million project was successfully completed in 2000, with the inauguration of a state-of-the-art quinacridone pigments facility. The project also saw an improved high-performance pigments facility come on-line in 1997 and the introduction of several substantial environmental improvements to site operations.
     In the Colors for Textiles business, we enjoyed a firm rebound in sales as demand strengthened in several geographic regions following the Asian financial crisis. For the cellulose dyeing market, which remains the largest of all textile dyeing markets, we drove sales higher with the introduction of a number of new reactive dyes ranges in focused markets, including warm and hot exhaust dyeing as well as pad dyeing. Sales of disperse dyes for washfast polyester and lightfast automotive seat covers and carpeting as well as wool dyes and polyamide dyes for carpets and textiles all achieved very satisfactory results. We also introduced a significant advancement in printer technology last year. Ink jet printing can now occur ten times faster than before. With our new joint initiative with printer manufacturers, we are ensuring our strong position into the future as a developer of water-based inks containing both pigments and dyes for complex, "drop-on-demand" printed patterns on paper, vinyl and textiles.


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Consumer Care

Umsatz Milliarden CHF
1999             1,405
2000             1,542

Betriebsgewinn Millionen CHF
1999             146
2000             184

EBITDA Millionen CHF
1999             203
2000             239

CONSUMER CARE
Sales of the Consumer Care division increased by 10 percent in Swiss francs in 2000, as compared to 1999, reaching CHF 1.542 billion. In local currencies, sales were 4 percent higher. A solid increase in volume more than made up for any selling price reductions. We saw an exceptionally strong performance in the developing markets of Asia and Latin America, with double-digit growth in Swiss francs and local currencies recorded in each. In Swiss francs, double-digit sales were also recorded throughout the entire Western Hemisphere. European sales gains were more mixed. Operating income rose 26 percent to CHF 184 million and EBITDA rose 18 percent reaching 15.5 percent of sales.
     Our Home and Personal Care business increased sales in Swiss francs in spite of continuing price pressure in the whiteners market as global competition among major detergent customers persisted throughout the year. Antimicrobial products also faced challenges in 2000 from new suppliers entering the Asian market. With our increased focus on customer satisfaction, coupled with a value-based pricing policy, we maintained our strong market positions in both product areas. Our new joint venture Diamond Dye-Chem Ltd. puts us into a very good position for Fluorescent Whitening Agents in the strategically important and rapidly-growing markets of India and the Asian Pacific rim countries. Our home and personal care specialties products continued to grow at a double-digit rate, led by the introduction of a number of new innovative products. For example, a new sun screen product, which provides unprecedented protection against ultraviolet radiation from the sun, was successfully launched following receipt of official European cosmetic use registration. In addition, we registered strong initial sales of our innovative new hair dyes.
     We also enjoyed healthy sales growth in Consumer Care's other two businesses. Paper Chemicals sales rose by double-digits in both Swiss francs and local currencies as the global paper markets rallied in 2000 for an exceptionally strong showing. Sales rose sharply in every geographical region as our customers demanded more whiteners, paper finishing products, coloring agents and products for paper imaging.
     In Textile Chemicals, we drove sales significantly higher in emerging markets, leading to increased sales in both Swiss francs and local currencies for the business as a whole. This achievement emphasizes the importance of being active globally and being able to follow shifts in the textile industry. In terms of products, particularly strong sales growth was achieved with coating, flame retardant and oil and water repellent products. Operationally, the business took further steps during the fourth quarter of 2000 to strengthen our position in Asia with the commissioning of a new production facility in China.


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Statement from the
Chairman of the Board
and Chief Executive Officer
Armin Meyer

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O

l                                                                   CEO
d                         ___________________________________________|__________________________________________
                          |                                          |                                         |
                      Additives                                    Colors                                Consumer Care
S                         |                                          |                                         |
              ____________|__________________________            ____|__________             __________________|__________
t             |           |           |             |            |             |             |             |             |
r             |           |           |             |            |             |             |             |             |
u             |           |           |             |            |             |             |             |             |
              |           |           |             |            |             |             |             |             |
c         Polymer    Process &     Imaging &     Water        Colors         Colors       Paper          Textile      Home &
t        Additives   Lubricant     Coating       Treatments   for Inks       for          Chemicals      Chemicals    Personal
u             O     Additives     Additives        0          Paints &       Textiles         0            0          Care
r             O           0           0              0        Plastics          0           0             0             0
e             0         0             0               0          0                 0     0               0              0
              0       0               0                 0    0                       0                  0               0
              0     0                 0                   0                      0     0               0                0
              0   0                   0               0     0                 0          0            0                 0
N             0 0                     0         0             0    CEO     0               0         0                  0
e             0_______________________0____0____________________0___|___0____________________0______0___________________0
w             |                       0|0                         0  |0                        0 | 0                   |0
              |                       0|                            0|                           |0                    |0
           Plastic                 Coating                      Water & Paper             Textile Effects             Home &
S         Additives                Effects                       Treatment                                            Personal
t                                                                                                                     Care
r
u
c
t
u
r
e

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                                              Aligning for profitable growth.

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Dear Shareholders,

The year 2000 was very positive for Ciba Specialty              cash to reduce net debt by almost CHF 2 billion, a 40 percent
Chemicals. We have greatly enhanced the overall                 improvement. This significantly enhances the health of our
strength of our financial position. We are on track to          balance sheet and provides increased financial flexibility for the
deliver profitable growth and increased earnings with           future.
strong cash generation, an improved balance sheet and a              In 2000, our businesses once again introduced a large
more focused portfolio. And, our shares are now listed on       number of new products and we strengthened ourselves with
the New York Stock Exchange.                                    several smaller strategic acquisitions most notably in the UV absorbers, plastics additives and paper industries. We further
     Last year, Rolf A. Meyer announced his decision to         focused our portfolio with the successful divestment of the
leave the Company as Chairman and Chief Executive Officer.      Performance Polymers business and with the sale of the
The Board of Directors also here again would like to thank      majority of our stake in Hexcel, which was not any more a
him for all of his contributions and service.                   strategic investment for us.
     As his successor in both roles, I'm looking forward
to leading Ciba into a successful future. My objective is       Providing for Future Profitable Growth
to make Ciba fast and flexible, to be present in every               So, we enter 2001 from a position of strength. I want to
market and to increase the competitiveness of our company       build on this strength and develop our Company as a successful
with clear strategic goals. Based on my long experience         stand-alone entity.
in running global industrial operations, I plan to make              What are the challenges we are facing? The business
our operations faster and more flexible, to increase our        environment around us is changing rapidly. Not only is
focus on the customer and to maximize value for our             consolidation continuing within our industry and among our
shareholders in the process.                                    customers and suppliers, but there's a more fundamental
                                                                change underway; industries are moving from simply selling
A Position of Strength                                          their products to providing a full package of solutions to their
Our financial performance in 2000 was strong. Sales grew        customers. That's also what our customers want to make their
more than 9 percent in Swiss francs. Our EBITDA* reached        products more competitive and profitable. They want it quickly
17.1 percent of sales. Net income was 39 percent higher,        and efficiently. And, they want it from a single sales person - a
totaling CHF 452 million, resulting in an earnings per          partner.
share of CHF 6.81. Income from continuing operations                 This requires standardized and harmonized ways of
increased 76 percent, to CHF 418 million.

     We had a very strong increase in free cash flow, which totaled CHF 2.169 billion. We used a substantial portion of this

                                                                  *EBITDA means Earnings Before Interest, Taxes, Depreciation and Amortization.

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Ciba Specialty Chemicals          www.cibasc.com
Business Review 2000

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                                    Armin Meyer
                                    Chief Executive Officer
                                         |
                                         |
                                         |
                                         |
                                         |
               Michael Jacobi____________|______________Martin Riediker
               Chief Financial Officer   |              Chief Technology Officer
                                         |
                                         |
                                         |
                                         |
                                         |
               Frank Gerny_______________|
               International             |
               Coordination/HR           |
                                         |
     ____________________________________|______________________________
     |              |              |                |                  |
     |              |              |                |                  |
     |              |              |                |                  |
Felix Meyer  Hermann Angerer  Mark Garrett*  Christoph Biedermann  Tim Schlange
Plastic      Coating Effects  Water & Paper  Biedermann*           Home &
Additives                     Treatment      Textile               Personal Care
                                             Effects

The new Executive Committee of Ciba Specialty Chemicals.
                                           *Starting date to be determined.


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"My focus will be...to make our                  delivering integrated solutions, a minimum of hierarchical
operations faster and more                       levels and a full concentration on the core business.
flexible, to increase our focus on               Ciba Specialty Chemicals will therefore introduce a new
the customer and to maximize                     organizational structure effective March 1, 2001. This structure
value for our shareholders in the                will feature five new segments aimed at specific customer
process."                                        markets, blending the nine business units currently existing at

                                                 Ciba. They are:

                                                 - PLASTIC ADDITIVEs, comprised of the business units Polymer
                                                   Additives and Process and Lubricant Additives;
                                                 - COATING EFFECTS, including the Imaging and Coating
                                                   Additives and Colors for Inks, Paints and Plastics business units;

                                                 - WATER AND PAPER TREATMENT, a combination of the Paper
                                                   Chemicals and Water Treatments business units;

                                                 - TEXTILE EFFECTS, which joins the Colors for Textiles and
                                                   Textile Chemicals business units; and
                                                 - HOME AND PERSONAL CARE.

                                                 Each segment will be responsible for marketing, research and development, technology, production and sales and will have the same mission: provide the best and most complete service to its customer industry and strive for market leadership in its respective area. While each segment will be responsible for
                                                 R&D, we will strengthen cross-segment initiatives under the leadership of the Chief Technology Officer to ensure that our product portfolio and innovation efforts are successfully shared across segments.

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                                                          Business Review 2000

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Western Hemisphere                           Europe                         Eastern Hemisphere
Argentina                                    Austria                        Australia
Brazil                                       Belgium                        China
Canada                                       Denmark                        Hong Kong
Chile                                        France                         India
Columbia                                     Germany                        Indonesia
Guatemala                                    Hungary                        Japan
Mexico                                       Italy                          Korea, Republic (South Korea)
Panama                                       Netherlands                    Malaysia
United States of America                     Norway                         New Zealand
37%                                          Portugal                       Philippines
                                             Spain                          Saudi Arabia
                                             Sweden                         Singapore
                                             Switzerland                    South Africa
                                             Turkey                         Taiwan
                                             United Kingdom                 Thailand
                                             37%                            26%

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                                                  With 37 percent of sales coming from the Western Hemisphere, 37 percent from
                                                  Europe and 26 percent from the Eastern Hemisphere, we continue to maintain a well balanced global presence.

"To move quickly with our                              While each segment has a lasting role in providing for a well balanced
customers, ahead of the                           portfolio for Ciba, they are positioned for growth and higher profitability
competition, will be a                            through different approaches: innovation (Plastic Additives and Coating Effects),
hallmark of Ciba Specialty                        cost leadership (Textile Effects) and by concentrating on business growth (Water
Chemicals."                                       (Water and Paper Treatment and Home and Personal Care).

                                                       To accelerate the speed of decision-making and implementation, our new structure will end the dual business responsibility between divisions and business units and allocate the full responsibility to the segments. This will speed-up decision-making and implementation. Ciba will become faster and more flexible, gaining competitive advantage in a fast-changing environment. Support functions will be provided through shared structures on a global basis. We will move toward a single global supply chain, an integrated e-business platform and standardized core processes for finance, human resources, information technology and communications. This will provide the freedom to the segments to devote their full attention to meeting customer needs.

                                                       Thanks to our global human resources policy, and the flexibility of the new organization, we can better coordinate our management development. This means additional opportunities for our employees. On a larger basis, we can recognize the best people, regardless of their location, and develop them into the highest ranks of management.

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Ciba Specialty Chemicals           www.cibasc.com
Business Review 2000

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

Profitable growth, innovation, people and cash                   On behalf of the Board of Directors and the Executive
management. These are my key initiatives for 2001.          Committee, I would like to thank you, the shareholders, for
To move quickly with our customers, ahead of the            your support and the management and all of the people of Ciba
competition, will be a hallmark of Ciba. From now on,       for their strong contribution to our performance.
while strategy is important, execution and
implementation are decisive.

                                                            With best regards,
OUTLOOK FOR 2001
     In the short-term, we would expect our improved
financial position and strong portfolio of products to       /s/Armin Meyer
lead us ahead of overall market growth. Mid-term            Armin Meyer
targets for the Company and the strategy for each new       Chairman and Chief Executive Officer
segment will be communicated with our first-half results    Ciba Specialty Chemicals
in August.

     The Company sees further sales and profit growth in 2001. Sales growth should clearly be above the average market growth in the industries served by Ciba Specialty
Chemicals. Market growth is expected to be around 2 percent, reflecting the softer macro-economic environment.
EBITDA should grow both in absolute terms and as a percentage of sales. Also, due to the Company's strengthened financial situation an over-proportional increase in net income and EPS is expected. These forecasts are based on a moderately softer macro-economic environment coupled with a modest appreciation of the Swiss franc vis-a-vis the Euro and the U.S. dollar.

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                                                          Business Review 2000
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PROFESSOR LEHN, YOUR NOBEL PRIZE RECOGNIZED THE OPENING          YOUR INTERESTS INCLUDE MUSIC, PHILOSOPHY AND BIOLOGY AS WELL
OF AN ENTIRELY NEW AREA OF CHEMISTRY. HOW DOES SUCH AN           AS CHEMISTRY; HOW IMPORTANT HAVE THESE OTHER DISCIPLINES
INNOVATIVE DISCOVERY EMERGE?                                     BEEN TO YOUR THOUGHT?
It may grow out of many things. You detect a need: for           Yes: which is the hen, which is the egg? For me, music has a
instance, something unexplained, you try to explain it.          three dimensional organization: tone, time and intensity.
You see a gap between two areas, you try to establish            This logical, dynamic organization has something to do with
a bridge between them - and suddenly you see a connection.       the way in which I approach chemistry, which is also a very
     I was interested in how nerve membranes distinguish         organized science where all the parts connect together.
between sodium and potassium ions and thus pass on nerve              Philosophy helps you to start from a local picture and see
impulses. This suggested something much more important:          the larger picture. When you realize that molecular recognition
how, in general, do molecular structures do it -                 is based in fact on interactions between partners, you come
distinguish one structurally-similar entity                      quickly to the much broader idea of supra-molecular chemistry,
from another? This led to the realization that there             the chemistry of molecular assemblies. It is a sort of a molecular
is a process we can call molecular recognition:                  sociology, where molecules are individuals and you study the
interactions by which molecules recognize one another            society of molecules. How do they behave with each other?
and which chemists, too, can use to distinguish                  How do they like each other, do they repel each other and
them.                                                            so on? You progressively extend your scope, from the simple
     This transfer of ideas from one discipline to another       distinction between two similar ions to concepts with wide,
is important, but even more important is freedom of research:    far-reaching implications.
freedom to go for what you feel is interesting, to be able            No science should be isolated. If you are just in your own
to pursue dreams. Eventually, of course, you have to turn the    field, you narrow your outlook much too much. Chemistry has
dream into reality: to express it in a compound or product       the great advantage of being very central: having productive
which you can produce in quantity and test. You cannot just      interfaces, especially with biology and physics.
talk about an idea, you have to be able to decide "this is
exactly what we will do: this procedure, that desired            IS THERE A DIFFERENCE BETWEEN "ACADEMIC" CHEMISTRY AND
outcome". It is a very important step and a most difficult       "INDUSTRIAL" CHEMISTRY? ARE UNIVERSITIES AND BUSINESS
one.                                                             DIFFERENT WORLDS?
                                                                 The goal in academic chemistry is to think up ways and means
HOW DO YOU FEEL CIBA SPECIALTY CHEMICALS PROMOTES                to acquire new knowledge and to establish new paradigms.
INNOVATION THROUGHOUT ITS ORGANIZATION?                          In the industrial world, you want to develop strategies towards
I think the right structures are in place. Of course, it         properties, which you can express in a product. I don't see one as
always depends on the people; and Ciba has very good people,     more limited than the other, but they each have specific purposes.
they're innovative people. The Company has a solid basis on           I believe that collaboration between the two fields is very
which to build medium and long-range development. Having the     important: some people have to pursue the blue-sky research
management pay attention to the basic research, not being        and other people have to pursue the goal-oriented research. It is
only interested in narrow product possibilities, is very         difficult to do both at the same time - but when the necessary
important. There is a solid ground and then on this ground       bridges are established between the two, a lot of new ideas and
you can explore, let some flowers grow which may provide         a lot of progress can result.
seeds for big trees.
     You need to give researchers a bit of time to generate      WHAT IS YOUR VIEW OF THE COMPANY'S "PIPELINE OF
ideas, but then expose these ideas to a critical evaluation      INNOVATION" OVER THE NEXT FEW YEARS?
by colleagues - and what survives this collaboration, then       Ciba is very strong in a number of areas across the fields of
put it into practice and develop it. Having a Research &         additives, colors and consumer care. If I use my ability to dream
Technology Council, a Chief Technology Officer and networks      and look a bit further, I think the fields in which Ciba is strong
to share expertise means a good balance between freedom and      also have extensions - or can open perspectives - towards
discipline: having the head in the sky, but not forgetting       some of the most exciting developments in molecular science:
that you have to have the feet on the ground.                    "smart" materials, nano-technology, molecular photonics and electronics. All these depend on properties which materials can
YOU WERE AMONG THE MANY NOBEL LAUREATES WHO SIGNED A             possess and Ciba has the right expertise to develop products
MANIFESTO CALLING FOR ACTION TO ADDRESS WORLD HUNGER; AS A       which will be important for these areas. I think it's a very
SOCIALLY RESPONSIBLE SCIENTIST, DO YOU FEEL THAT INNOVATION      exciting time to be in chemistry.
IN CHEMISTRY CAN ALSO MEAN PROGRESS IN ENVIRONMENTAL AND              Chemistry is really a creative science; and when I say
SOCIAL TERMS?                                                    creative, I mean it in the terms of art. The question is not
Yes - up to a point. It is true we have products which reduce    so much the laws of nature ' that's physics. The question is
the environmental impact of human activity, increase             not so much the rules of life - that's biology. The question is
agricultural production, protect against UV radiation, and       whether, with the bricks which the universe gives us, the
so on. There are vital roles for specialty chemicals: for        elements, we can construct new worlds, worlds which don't exist
instance, water treatment will be very important. Water will     yet. When a novelist takes words and writes a novel which is not
be one of the main problems of the 21st century: providing       contained in the words, that's creation. When a composer assembles
clean, plentiful water everywhere in the world will be a         sounds into a symphony, that's creation. In the same way, when
great challenge.                                                 chemists take the bricks of the universe and express new features,
     But what is really causing the problems, of course, is      new compounds - totally novel - which didn't exist before they
human activity. The fact that, by living and doing things, by    were made, then that's also creation.
our choices, we consume more energy and create more waste.
Chemistry can provide answers to environmental and social
problems, but we have to choose to implement those answers,
to take responsibility for our actions.
     Nature has given us hands, which can be used to caress or
to kill. The hands in themselves are a tool, what we do with it is our own responsibility. Science provides means. What we do with these means, that's our own problem: our responsibility as individuals and as a society.

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

The Ability to Dream

An interview with Professor Dr. Jean-Marie Lehn

Jean-Marie Lehn was the co-recipient of
the 1987 Nobel prize for Chemistry for
his work on the synthesis of molecules
that mimic biological processes. He has
been a member of the Board of Directors
of Ciba Specialty Chemicals since the
Company's inception in 1997 and also
lends his expertise to the Research and
Technology Council of Ciba.

[PHOTO OMITTED]

[GRAPHIC OMITTED]

From body coatings to engine lubricants, Ciba Specialty
Chemicals is everywhere you look in today's cars.




WE SHARPEN EDGES

In this competitive world, an extra advantage can make                  You'll look twice if the coating pigment is Ciba(R)
all the difference. Our customers constantly seek an edge:         IRGAZIN(R) DPP Red BOX, a patented, reformulated version of
something which gives their product unique appeal. Stronger,       the industry favorite, IRGAZIN DPP Red BO - found on nearly
brighter, more colorful, longer-lasting, more environmentally-     every opaque-red sports car in the world. Like its predecessor,
friendly, cheaper to produce: people around the world respond      it is an intense, durable red; but it adds increased glossiness
to these qualities - and buy.                                      and significant improvements in ease-of-use, making it the
     Ciba Specialty Chemicals' business is to provide that         preferred choice for manufacturers.
edge. Our products have one shared purpose: to offer our                Packaging is a vital tool for consumer-product companies,
customers a competitive advantage. Our commitment to innovation    competing to catch the buyer's attention at the point of sale.
means working closely with our customers and understanding         The Ciba Specialty Chemicals portfolio of products for this
their market needs, because we know that even the most             $450 billion market includes the newly-acquired Ciba(R)
advanced chemistry only has value - if it adds value.              SHELFPLUS(TM) range of oxygen absorbers and newly-developed
     Despite being a global business, delivering thousands of      UV filters. These give our customers a significant advantage
products to customers in varied industries on five continents,     by increasing the shelf-life of perishable products, sopping
Ciba is a group with well-defined synergies between our core       up damaging oxygen molecules and providing protection
competencies and our growth markets. Our key strengths in          from ultraviolet radiation.
chemistry - antioxidants, light stabilizers, colorants,                 SHELFPLUS is only one of a range of Ciba solutions for
radiation-cure products, colloid chemistry, antimicrobials         the packaging industry: clarifiers, anti-fogging and anti-
and optical brighteners - closely support the activities of        static agents and slip-aid additives for plastics; oil, grease
our fastest-growing business segments.                             and water repellents for paper and paperboard; and a full
     Take cars, for instance: the world automotive industry        spectrum of eye-catching, packaging-approved colorants.
will produce more than 50 million automobiles this year -          Together, they make packaging look more appealing on
every one of them a vehicle for scores of Ciba products:           the shelf, protect and preserve contents better and handle
UV-absorbers, pigments, antioxidants, light stabilizers,           more easily on the processing line. This range of products
rheology modifiers and dispersants for exterior finishes; dyes,    has been created by businesses across the Group; now,
anti-static agents, flame retardants and water repellents for      we are integrating our offering so that packaging
carpets and upholstery; photo-initiators for the electronics,      manufacturers can treat us as a one-stop source - a full
lubricant additives for the engine; even fabric softeners for      package of packaging solutions.
the airbags... Ciba is everywhere you look.

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Business Review 2000


[GRAPHIC OMITTED]

Ciba Specialty Chemicals offers customers a complete package... of packaging solutions.



     The package sometimes even mentions our products                 or pigment for plastics - everywhere in the world.
by name. This year saw the introduction of Ciba(R)TINOSORB(TM)        Different applications require different formulations;
M, a photostable UV absorber which covers the entire UV-A             so we specify a standardized formula for each circumstance,
range of frequencies and additionally makes possible                  helping our customers protect their brands... and maintain
sunscreens with greatly enhanced sunburn protection                   their edge.
factors. With TINOSORB M, a sunscreen can offer effective
protection, not just against burning UV-B light, but
against the more penetrative UV-A rays - which can cause
problems ranging from premature skin aging to skin cancer.
At a time of increasing public awareness of the danger of
long-term UV exposure in causing chronic skin damage,
the unique advantage TINOSORB M offers has made
our customers - Pierre Fabre's Avene and Johnson &
Johnson's RoC - highlight our product on their own
packaging and literature.
     Similarly, Irish Spring, the best-selling men's
deodorant soap in the U.S., launched its largest
reformulation in twenty-five years featuring Ciba(R)
TINOGARD(TM) TT, an anti-oxidant which enhances freshness
and shelf presence. These customers clearly appreciate
just how much difference Ciba's extra advantage can
make.
     We structure our marketing to reflect our customers'
needs. For instance, Ciba's Corporate Color Management helps multinationals like Ferrari - who spend millions every year
protecting and promoting their brand image - assure the
consistency of their unique colors across different materials and markets. Ferrari red isn't just a color for automotive
paint: it needs to display the same shade, brilliance and
resistance to fading and discoloration as an ink for
brochures, dye for textiles

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

[GRAPHIC OMITTED]

Keeping the flow: flocculants from Ciba Specialty
Chemicals help our customers separate solids from liquids.


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

                                                  WE BRIGHTEN THE WORLD

                                                  Sometimes, an innovation appears which revolutionizes the market; like Ciba(R)
                                                  IRGAPHOR(R) SPD soft pigment colors, a radical new approach to textile dyeing.
                                                  It's made possible by Ciba Specialty Chemicals' commitment to color solutions, going beyond pigments or dyes alone. Customers putting base color on fabric can now bid farewell to complexity; to pre-treatments, multiple dye baths and washing stages. Here, the chemistry is already in the color - significantly reducing process time, waste and cost while preserving the soft "handle" of the fabric. There has been nothing like this before in the world textile industry.
                                                  As Mickael Mheidle, Head of New Business Applications in the Colors division, says: "I've been in this business a long time; I've never - in my whole career -
                                                  seen a product reception as powerful as this one."

                                                       For patterned textiles, ink-jet printing is poised to become a key technology. Manufacturers can go directly from design to production, cost-
                                                  effectively, at any scale, with minimum waste. For best results, they need high-
                                                  performance dye and pigment-based inks - like Ciba's IRGAPHOR TBI range.
                                                  Formulated for the exacting standards of drop-on-demand electric-impulse technology, these inks offer brilliant shades, simple fixation, one-stage application, environmentally-friendly chemistry, no waste water: just what the industry needs to exploit this revolutionary technique.

                                                       From appearance to performance, Ciba products can change the way a market thinks about specialty chemicals. Ciba(R) FLAMESTAB(R) NOR(TM) 116 is a flame retardant with a difference. Designed specifically to work with the polyolefin plastics from

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[GRAPHIC OMITTED]

Ciba (R) PERGAFAST(TM) 201 stabilizes the developed image on thermal paper, protecting vital information from attack by heat, humidity and oils.



which much protective clothing and equipment is made,                 Unique Molecular Architecture(TM)(UMA(TM)) for its range
it also protects against UV degradation - a unique                    of high-purity synthetic flocculants, optimizing their
property among flame retardants. As Patricia Schrijver,               three-dimensional molecular structures to assure both
Marketing Manager, Additives, says: "this is a product                excellent solid settling rates and water clarity across
which has everyone very interested." Crucially, it greatly            a wide range of conditions and industry applications -
enhances the efficacy of traditional, halogenated flame               from nickel mining to paper-making. Environmental
retardants when applied together with them, allowing                  responsibility and operational efficiency both require
manufacturers to use far less of these environmentally-               that separation of solids and liquids be as complete and
difficult compounds.                                                  dependable as possible; Ciba's flocculants offer
     Imagine you've won the lottery - but the numbers                 performance our customers can count on.
on your ticket have disappeared. Information, too, needs
protection from harsh environments - especially the thermal
paper used everywhere for point-of-sale receipts, supermarket labels and lottery and cinema tickets. About 500,000 tons
of thermal paper is used each year; but once out in the
world, thermally-printed information is subject to attack
by heat, humidity, oils on hands and water. Ciba(R)PERGAFAST(TM)
201, a newly-developed addition to our wide family of paper
products, protects the developed image from all these
threats and keeps vital information from fading away.
     Sometimes, innovative chemistry adds... in order
to remove. "Flocculants" may not be a household word,
but they are an essential additive for separating solids
from liquids, whether in removing impurities from
industrial and municipal waste water, or recovering mineral
ore from slurry. Every particular use demands its own,
customer-specific formula to achieve maximum separation;
a slight difference in the molecular weight or ionic charge
of a flocculant can make a big difference to its
performance. Ciba Specialty Chemicals has introduced

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                             www.cibasc.com           Ciba Specialty Chemicals
                                                          Business Review 2000


[GRAPHIC OMITTED]

Ciba Specialty Chemicals dispersants for paints and coatings offer excellent pigment coverage and handling qualities for a broad range of applications.



WE ENVISAGE THE FUTURE

As Professor Jean-Marie Lehn - winner of the Nobel                    Werner Rutsch. He sees his job as "contributing to the
prize for Chemistry and member of the Board of Ciba                   improvement of profitable growth by monitoring and
Specialty Chemicals and of its Research and Technology                assessing internal and external technology development.
Council - puts it, good research requires "freedom and                It is clearly essential to make R&D decisions quickly;
discipline: having the head in the sky, but not                       by presenting opportunities to the decision-makers in a
forgetting you have to have the feet on the ground."                  standard, informed and timely way, we can accelerate the
     We aim to be a company which attracts, retains and               process."
motivates the best minds in applied science by fostering a                 Accelerating R&D is the essence of high-throughput
group-wide climate of innovation. With a research budget of           synthesis and screening, cutting-edge methods which allow
over CHF 293 million and more than 1,500 talented people              hundreds of potentially-promising experiments to be
across three divisions, coordination is vital to maintaining          evaluated each day. During 2000, Ciba teamed up again with
Ciba's swift pace of innovation while preserving customer             Symyx Technologies of Santa Clara, California (the industry
focus and reducing time to market.                                    leader in this specialized field) to accelerate and boost
     The Research and Technology Council brings together              the cost-effectiveness of its process development. The two
R&D people from across the group. Created to optimize                 companies collaborated successfully before in pigment
productivity by identifying synergies across the business             research. "Now", says Bernd Dill, Head of Process
units, it is the platform from which shared knowledge and             Development, Additives, "the aim is to optimize chemical
practice grow. The Council sponsors and supports an increasing        processes to support continuous operational improvement."
number of cross-divisional networks: the Analytical Network                Information, expertise, ideas - innovation requires
has now been joined by others in Polymers, Catalysis,                 that all three flow smoothly to where they are needed.
Colloid Chemistry and Photochemistry, as well as High-                Rheology is the study of flow in liquids: intellectually
throughput Synthesis and Screening. These networks include            fascinating, but also of great practical importance if you
more than just research chemists - product development and            happen to manufacture paints. Every coating, every
process efficiency experts are brought in at the earliest stage.      application has its own requirements for viscosity,
It all underlines Ciba's determination to apply our core              leveling qualities and resistance to sagging. The great
competencies to our key growth markets: we recognize our              concern in the industry is the reduction of volatile organic
strengths - and play to them.                                         compounds (VOCs), hazardous solvents of which paints are
     The corporate commitment to knowledge-sharing                    the greatest environmental source. To do so, however, means
throughout the Ciba technical community was strengthened              re-thinking rheology. Building on Water Treatments' experience
this year by the appointment of a Chief Technology Officer,           in water-based paints, Ciba has worked with selected customers

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Business Review 2000


[GRAPHIC OMITTED]

Swimsuits incorporating textile finishes from Ciba Specialty
Chemicals help athletes swim even faster.


to create a suite of dispersants with tailor-made molecular characteristics, which assure proper pigment dispersion and handling qualities for low-solvent coating systems. End-users demand brilliant, long-lasting, easily-applied paints; by adding rheology modifiers to its comprehensive range of high-value colorants for paints, Ciba makes sure low-VOC paints are easy on the eye as well as on the environment.
     Ciba Specialty Chemicals innovation surges ahead - like the competitors at the Sydney Olympics whose adidas(R) swimsuits used our Ciba(R) OLEOPHOBOL(R) textile finish to reduce friction with water. Oil and water-repellent treatments, both for textiles and paper, are growth markets where Ciba's chemical expertise gives us a competitive advantage. Minimizing friction, maximizing speed: Ciba's research and development effort keeps moving forward.
     Performance and appearance: the two fields where Ciba makes a difference. Good looks have become important in the electronics industry, as engineering plastics move from functional to fashion item. The Ciba(R) ORACET(R) range of high-value polymer-soluble colorants uniquely combines our expertise in pigments and dyes to deliver the bright, translucent candy colors which make new electronic equipment so attractive. It introduces shades based on an entirely new chemistry - isoxindigo - and gives manufacturers a wide spectrum of fade-resistant colors which stand up to the intense heat of high-quality engineering plastic production. Innovative chemistry means Ciba's customers can add extra sparkle without adding extra cost.

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Ciba Specialty Chemicals is among the first in its industry to offer a comprehensive e-business service to all its customers. Enter!


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

                                                  WE EMPOWER DESKTOPS

                                                  Ciba Specialty Chemicals is a company that is at home on the Internet. True, our products are hardly virtual, but the wealth of applications, information, expertise and services we offer our customers makes e-business a natural extension of our business.
                                                       Ciba Specialty Chemicals was among the earliest companies in our industry to have a website - back in the distant days of 1997. In 2000, we were among the first to offer a comprehensive e-business service to all our customers:
                                                  mybusiness@cibasc. It's a secure, user- customized one-stop shop which lets customers place and track orders, get access to product and safety information, receive technical support and learn about new applications. "It's as if every customer had a private meeting room at Ciba", says Jean-Luc Schwitzguebel, Head of Ciba's Internet Steering Committee: "they can drive the relationship; they define what they want from us, and we provide it."
                                                       mybusiness@cibasc is a revolutionary step forward for our industry. It is also a natural extension of the close contact which Ciba's local sales and technical organizations have with their customers, adding a further degree of flexibility and constant availability to that relationship. It lets our customers, suppliers and business partners deal with us the way they want to:
                                                  through an optimal mix of personal contact, telephone support and electronic interaction.
                                                       A service like mybusiness@cibasc doesn't just run by itself; it relies on our internal data-management capabilities to deliver accurate information and process customer orders.

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Products from Ciba Specialty Chemicals help create the optical cables, circuit boards and LCD displays which assure a bright future for the Internet.

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

Ciba Specialty Chemicals' Enterprise Resource Planning                which specifies the exact combination of Ciba
(ERP) is a globally-integrated financial reporting and supply         colorants required for dyeing and printing textiles.
chain monitoring system. This system, which has been up and           It takes charge of the customer's most difficult color
running for four years, is the cornerstone of Ciba's linked           tasks: making sure shades remain constant from the sample
worldwide data and transaction network, and thus the                  stage to production or from ink-jet to traditional
foundation of all future success in e-business. Its core, a           printing; creating dye formulas to generate entirely
financial control system based on shared service centers, won         new fashion colors; and even coming up with ways to
Ciba the European CFO Excellence Award in March 2000.                 re-use previously mixed colors as a component of new shades.
It's estimated that, within three years, the chemicals                Streamlining processes, boosting quality, reducing
industry will constitute the third-largest e-commerce market,         complexity:  our specialist expertise is there to make our
accounting for $128 billion in on-line transactions. The              customers' lives easier. Electronic communication brings that
flexibility e-commerce offers is clearly important in a business      expertise even closer to the market.
where the same company can be at the same time a supplier,                 Ciba Specialty Chemicals also has a key role in the
a competitor and a customer. Ciba, as a specialty chemicals           physical infrastructure which is bringing the Internet to
company, has little to gain from bulk on-line trading platforms,      more and more homes and businesses. Our photoinitiators,
but is instead participating with more than twenty other              which speed-cure formulations when exposed to UV light, are
industry leaders in Elemica, a specialized business-to-business       crucial elements in coating the 100 million kilometers of
exchange. It allows us, in one step, to link our ERP system           optical fibers which are installed each year - as well as
directly to those of major suppliers and customers, achieving         in printed circuit boards and laptop computer screens. Our
higher efficiency and greatly reducing supply-chain costs.            range of light stabilizers and permanent anti-static agents
We already have a successful e-business model in our global           are essential to the new generation of small portable
on-line colorant ordering and color-matching services, which          electronic equipment. And on screen, our pigments for liquid
have run since 1998. Electronic communication has proved              crystal displays are setting new standards of color accuracy
essential for our customers in printing and dyeing, where             in computers, Web telephones and flat-screen televisions,
fashions move quickly and orders can change overnight from            giving Ciba a leadership position in this market.
single samples to full-scale production. E-business fits perfectly         Bringing world-class expertise and information to
into the services we already offer this market, such as Color         every desktop; that's e-business... and Ciba's business.
Position Calculation (COLPOCA(R)), expert-system software

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                                                          Business Review 2000

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[GRAPHIC OMITTED]

A new highlighting treatment based on the dye technology of Ciba Specialty Chemicals brings brilliant colors to dark hair in an efficient, one-step process.

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


                                                  WE DELIVER REQUIREMENTS

                                                  Innovation can be as much a question of "how" as of "what". How to produce what the market requires to the highest quality and cost-efficiency? How to get just the right amount of the right product to the right location at the right time?
                                                  Process management is a complex reaction with many variable elements. Luckily, complex reactions are our specialty.
                                                       Ciba Specialty Chemicals is a company with thousands of products, created from hundreds of raw materials at scores of facilities and marketed across the globe. None of this ought to matter to our customers: they just want what they ordered to be there exactly when they need it.
                                                       Our approach to supply-chain integration balances global thinking with local action. We've put in place worldwide datagathering systems and standards, because we know our business units will be better able to serve customers flexibly if they have a single, up-to-date picture of every item in manufacture, transit and store. All Ciba's divisions have centralized their supply chain data and are implementing the connection between their systems and our e-business program. Best practice in each division is being taken up and applied, where appropriate, by the others.
                                                       Our vision of supply-chain management reverses the traditional "push" model of the chemical industry. Instead, we start with the customers, adjusting our distribution to the specific needs of different industries. The Additives division began by establishing a system of reliable, monitored delivery times and is extending responsibility for re-supply right into the customer's own warehouse. Colors is implementing

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[GRAPHIC OMITTED]

The Ciba Specialty Chemicals approach to supply-chain integration balances global perspective with local action.




worldwide demand-activated manufacturing and distribution            standards - yet the project came in on time and under budget.
practices. Consumer Care, with its wide diversity of products,            Sometimes, the process efficiency we are thinking about is
has extended its information network to include a global raw         not our own - but the end-users'. Rich, deep-colored highlights
material and inventory data warehouse and a Europe-wide              on dark hair have always required a separate bleaching stage,
order and transport management system; it has also                   taking extra time, potentially damaging the hair and leading
implemented a forecasting software module which increases            to unpredictable results. The world's dark-haired majority was
accuracy, reduces expense and optimizes production efficiency.       excluded from simple, one-step hair-coloring... until now.
It all adds up to a lean but reliable pipeline, delivering our       maji.contrast from L'Oreal Professional introduces a range of
thousands of products in a way our customers won't have to           highlighting hair dyes based on Ciba technology which does
worry about.                                                         not require the hairdresser to "pre-lighten" the hair. They are
     Cyan, magenta and yellow: all color printing depends            simple to apply and have a unique, eye-catching brilliance.
on these shades. Of the more than 230,000 tons of pigments           Process efficiency has never looked so good.
sold in the world each year, half ends up in printing ink for publications or packaging. Ciba's plant in Paisley, Scotland has invested in the latest production technology to deliver copper phthalocyanine pigments which are not only competitive in
the market but offer excellent surface properties, reducing
printers' downtime to a minimum and greatly increasing ink-makers'
production volumes. Process improvement is giving our
customers an edge... in a market where every advantage counts.
In Newport, Delaware, Ciba Specialty Chemicals completed
its biggest investment yet in process improvement: a
$180-million project to build a state-of-the-art plant for
high-performance pigments. High performance means
excellent, consistent product quality, so the Newport plant
was re-engineered from the ground up. Process structure,
equipment design, quality control, staff training, safety and environmental planning were all specified to the most stringent


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People, with their unique talents, are at the heart of the
Ciba Specialty Chemicals cycle of innovation.

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


WE BUILD RELATIONSHIPS

People are the beginning and end of the Ciba Specialty           time the garment is washed?' No one had asked us for it,
Chemicals cycle of innovation. From the researcher who           but we believed in it, invested money, developed it.
synthesizes new molecules to the end-user who ultimately              Laundry-detergent companies need to make a huge investment
benefits from them, our success is built on human needs and      to explain an added benefit to the consumer market.  So we did the
human achievements.                                              testing ourselves and delivered the research results, proving to
     That's why Ciba emphasizes training in customer service for international standards that our product, Ciba (R) TINOSORB (TM)
all its people. Innovation is based on close relationships: our  FD, gave excellent UV protection through the wash.  We showed the
newest sales training course, "Creating New Business" invites    results to the Skin Cancer Foundation; they said that a detergent
interested customers to come and explore ways of building        delivering UV protection, which met that standard, would get their
mutually beneficial business with our sales staff. At the same   endorsement and seal of approval.
time, our new intranet-based complaint resolution systems             We then took the whole package to Bestfoods, which is
provide a global framework which allows problems, no matter      now part of Unilever, and they saw the potential right away:
where they arise, to be dealt with quickly and comprehensively   they used our UV protectant in their one-wash product called
by the appropriate part of the Company, turning negative         RIT (R) SUN GUARD(TM). The package had the Skin Cancer
situations into winning examples of dedicated service.           Foundation seal of recommendation, the Good Housekeeping
That's Ciba Specialty Chemicals: one company, 20,000             Seal of Approval... and the Ciba butterfly, because it was our
talented people. Each one makes a difference; each one has       ingredient which delivered the main product benefit. It was
a story to tell. Here are just three:                            a great signal to the industry of just what we can do.
     PETER OTTO, CONSUMER CARE: "The sun's ultraviolet rays           It felt really good to see that package, because I knew how
can go through lightweight clothing - it's a fact. You can be    hard so many people had worked - in R&D, in Tech Services, in
covered up by a shirt and still suffer skin damage. We knew      Marketing - to make it happen; and it's all paid off. There are now it, dermatologists and cancer specialists knew it, but it wasn't seven products on the market using TINOSORB FD: it's very
really public knowledge in most countries.                       exciting."
     At Ciba, we've been involved with UV protection for years;       IAN BRYSON, COLORS: "If you have the right chemistry, you
we also have long experience with ingredients used in textile    can really raise the quality bar. The so-called "high-value"
finishing and in laundry detergent. We thought: `why don't we    pigment market - industrial and architectural paints, polyolefin
marry this knowledge and create something in the detergent       plastics, packaging inks - is absolutely huge, more than
which will deliver enhanced UV protection for the skin every


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Ciba Specialty Chemicals employees are learning from their
customers everywhere - and helping them to grow.

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CHF 3 billion in annual sales. In the past, Ciba Specialty       added pressure on lubricant performance: specifications
Chemicals wasn't all that well-known here; competitors usually   are going up all the time. It's a market geared to continual
sold upgraded versions of the classical pigments they made.      improvement. Our kind of market.
     The problem customers face is increasing pressures and           A lot of competing additives are based on chemistry which
standards. Take industrial paint: the multinational companies    has reached the top of its performance curve. Many also include
who buy it want it to perform equally well in the Middle East    heavy metals, which are obviously a problem if they get into
or the far North. Higher solar UV levels worldwide mean some     effluent or ground-water. Like all our lubricant additives, our industrial coatings just aren't up to the job. At the same time, new Ciba (R) IRGALUBE (R) 353 is ashless: it does not contain heavy
users obviously want to phase out lead-containing pigments       metals. It provides a high, predictable level of performance
on environmental grounds. The classical pigments are just        at low concentrations; it works well even when the lubricant
not offering the performance the market requires.                has water contamination and it does not affect the lubricant's
     At Ciba, though, we had the experience of making high-      anti-corrosion capability. It takes performance to the next level
performance pigments for very demanding markets; by              without the downside of the older chemistries.
adapting these we created IRGAZIN 2000, which lets users         Ciba Specialty Chemicals is known in this market as a
cover the full spectrum of high-value applications with one      problem-solver, a company which works closely with the
uniform, flexible, environmentally-friendly range of reds,       customer and brings interesting new chemistry to meet their
yellows - and now blue. The customer reaction has been           challenges. In return, customers help us build our market by
fantastic; they see that we've set a new quality standard."      showing us potential applications. IRGALUBE 353 has only
     Jean Zappia, Additives: "Industrial lubricants may not be   just hit the market; I think we are going to see lots of new
as visible a market as, say, engine lubricants for cars and      areas where it will make a difference."
trucks, but it's one which gives Ciba a chance to shine. It's specialized, technically innovative and challenging - and it's someplace we can really add value.
     Our customers formulate industrial lubricants, such as
hydraulic fluids, gear oils and greases. Their customers, the equipment manufacturers, are always pushing the envelope:
extending warranties, extending the period between
maintenance times, extending machine life. All this puts

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                                                          Business Review 2000


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Corporate Governance

The Board of Directors of Ciba Specialty Chemicals defines the   o Human Resources and Compensation Committee:
strategic direction and supervises the overall affairs of the    Kurt Feller (Chairman), Gertrud Hohler, Peter Littmann,
Company, while the implementation of the strategies and day-to-  Armin Meyer (member of the Human Resources Committee only)
day management is vested in the Executive Committee. The
Board also reviews the Company's key plans and objectives,       Mission: Develops objectives and principles of human resources
identifies external opportunities and risks, and initiates the   policy and internal communication, reviews the management
required activities.                                             development situation, develops compensation guidelines in
    The Members of the Board are elected by the General          line with overall Company strategies, is informed about benefit
Meeting of Shareholders for a term of between one and four       plans for employees, is briefed in applications/implementation
years; re-election is possible. The Chairman is elected by       of principles of human resources policy, nomination and
the Board from its Members.                                      assessment of candidates to be made by the Board and supports
    The Board continues to commit itself to maintaining          the preservation and enhancement of the Company's
the highest standards of integrity and transparency in its       reputation in the HR area. The Compensation Committee
governance of the Company. The Board's charter reflects          assesses the emoluments and terms of employment of the
recent developments in Corporate Governance principles and       Chairman and Delegate of the Board, the Chairman of the EC
the Board is confident that it is in compliance with most        and the Members of the EC and presents its findings to the Board international standards, in particular with regard to:
- Broad supervisory and reviewing powers being held by           TOPICS OF THE BOARD IN 2000
the Board directly supported by Internal Auditing                In 2000, the Board focused on the following key topics:
- A majority of the Directors being independent from             strategic and financial control; management development;
the Company                                                      e-strategy and e-business; completion of the divestment of
- Having Board Committees in which the outside Directors         the Performance Polymer business; sale of the majority of
hold the majority                                                the 49 percent stock holding of the Hexcel shares; additional
- Having an Audit Committee comprised of financially literate    divestment and acquisitions in order to further focus the
outside Directors                                                portfolio on high value-added specialty chemicals; R&D
- Providing continuous and comprehensive information             strategy and projects; the listing on the New York Stock
to Board Members                                                 Exchange; introduction of a worldwide Code of Conduct;
                                                                 updating the Insider Trading Policy and Regulations; risk
A written charter sets out in detail the powers and              assessment in the fields of environment, health and safety,
responsibilities of the Board and its Committees. The three      taxes, law, insurance and security; and environmental and
standing Board Committees in the areas of audit, finance,        remediation projects.
human resources and compensation provide modern Corporate
Governance guidance and support to the full Board:               CHANGES IN THE BOARD OF DIRECTORS
                                                                 Effective November 16, 2000, Rolf A. Meyer stepped down as
o AUDIT COMMITTEE:                                               Chairman of the Board and CEO. Armin Meyer, who at the
Erwin W. Heri (Chairman), Kurt Feller, Uli Sigg                  time of the announcement was Vice Chairman of the Board
                                                                 of Ciba Specialty Chemicals as well as Head of the Building
Mission: Evaluates the independence, objectivity and             Technologies Segment and a Member of the Executive
effectiveness of external and internal auditors, evaluates       Committee of the ABB Group, was appointed by the Board as
business risk assessment, evaluates scope and overall audit      the new CEO and Chairman of the Company. The new Board
plan, assesses the quality of financial accounting and           constituted itself on October 29, 2000 and appointed Kurt Feller
reporting, reviews audit results and monitors compliance with    as the new Vice Chairman.
laws and regulations governing the preparation and filing of financial statements.

o FINANCE COMMITTEE:
Armin Meyer (Chairman) Kurt Feller, Erwin W. Heri

Mission: Develops principles for financial planning, accounting/reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/ implementation of principles of finance policy, approves financial transactions, investments and acquisitions, supports the preservation and enhancement of the Company's reputation in the financial markets.

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CIBA SPECIALTY CHEMICALS INC.      CORPORATE COMMUNICATIONS      INVESTOR RELATIONS            SHARE REGISTER
Klybeckstrasse 141                 For media inquiries,          For investor or analyst       To report shareholder
CH-4002 Basel                      please contact:               inquiries, please contact:    address or other changes,
Switzerland                                                                                    please contact:
Tel: +41 61 636 1111               HEADQUARTERS                  HEADQUARTERS
Fax: +41 61 636 1212               SWITZERLAND                   SWITZERLAND                   SHARE REGISTER
                                   Thomas Gerlach                Matthias A. Fankhauser        Ciba Specialty Chemicals
Internet Address                   Tel: +41 61 636 4444          Tel: +41 61 636 5081          Holding Inc.
www.cibasc.com                     Fax: +41 61 636 3019          Fax: +41 61 636 5111          P.O. Box
                                                                                               CH-4002 Basel
                                   UNITED STATES                 Rico Wiedenbruch              Switzerland
                                   Kevin Bryla                   Tel: +41 61 636 5084          Tel: +41 61 636 2922 or
                                   Tel: +1 914 785 2692          Fax: +41 61 636 5111               +41 61 636 5791
                                   Fax: +1 914 785 2211                                        Fax: +41 61 636 5243

                                   JAPAN
                                   Chisato Akamatsu
                                   Tel: +81 3 5403 8220
                                   Fax: +81 3 5403 8223

                                   SINGAPORE
                                   Carolyn Lo
                                   Tel: +65 832 0506
                                   Fax: +65 334 7131

                                   UNITED KINGDOM
                                   Sally Seed
                                   Tel: +44 1625 888 288
                                   Fax: +44 1625 619 002


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THE BOARD OF DIRECTORS                                           FINANCIAL CALENDAR

ARMIN MEYER                                                      Ciba Specialty Chemicals reporting dates:
CHAIRMAN OF THE BOARD                                            First-Quarter Results                        April 26, 2001
Chief Executive Officer, Ciba Specialty Chemicals                First-Half Results                           August 16, 2001
Date of Birth: July 25, 1949                                     Third-Quarter Results                        October 23, 2001
Nationality: Swiss
                                                                 The Annual General Meeting for the 2000 financial year will
KURT FELLER                                                      take place on March 23, 2001 in Basel, Switzerland.
VICE CHAIRMAN OF THE BOARD                                       Dividend payment date                        March 28, 2001
Chairman of the Board of Directors, Rieter Group
Date of Birth: August 31, 1937
Nationality: Swiss

ERWIN W. HERI
MEMBER OF THE BOARD
Chief Financial Officer, Credit Suisse Financial Services
Date of Birth: March 6, 1954
Nationality: Swiss

GERTRUD HOHLER
MEMBER OF THE BOARD
Management consultant for economy and politics, Professor of Literature and author
Date of Birth: January 10, 1941
Nationality: German

JEAN-MARIE PIERRE LEHN
MEMBER OF THE BOARD
Professor and researcher in chemistry,
Nobel laureate in Chemistry in 1987
Date of Birth: September 30, 1939
Nationality: French

PETER LITTMANN
MEMBER OF THE BOARD
Chairman of the Board of Beautynet AG
Member of the Board of Directors of the Compass Ltd.
(Bata Shoe Company)
Professor of Marketing, University Witten/Herdecke
Date of Birth: December 21, 1947
Nationality: German

ULI SIGG
MEMBER OF THE BOARD
Chairman of the Board of Directors, Ringier Group
Date of Birth: April 29, 1946
Nationality: Swiss

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              FORWARD-LOOKING STATEMENTS                                       Ciba Specialty Chemicals' 2000 Annual Report
              Forward-looking statements and information contained in this     consists of the Business Review and Financial Review.
              Annual Report and in the Management's Discussion and Analysis
              of Financial Condition and Results of Operations are qualified   The documents are published in both English
              in their entirety as there are certain important factors that    and German.
              could cause results to differ materially from those
              anticipated. Such statements reflect the current views of the    This report was produced using Ciba Specialty
              Company with respect to market conditions and future events and  Chemicals' products contained in papers, inks and
              are subject to certain risks, uncertainties and assumptions.     other materials.
              Investors are cautioned that all forward-looking statements
              involve risks and uncertainty. In addition to the factors        The 2000 Annual Report was developed and
              discussed above, among the factors that could cause actual       written by Corporate Communications and
              results to differ materially are the following: the timing and   Corporate Finance, Ciba Specialty Chemicals.
              strength of new product offerings, pricing strategies of         (C)Ciba Specialty Chemicals Inc. 2001
              competitors, introduction of competing products by other
              companies, lack of acceptance of new products and services by    Designed and produced by Browns/London.
              the Company's targeted customers, changes in the Company's       Typeset by ehsrealtime.
              business strategy, the Company's ability to continue to receive  Printed in Switzerland by Birkhauser + GBC Ltd.
              adequate raw materials from its suppliers on acceptable terms,   Photograph on page 17 was supplied by NSSDC
              or at all, and to continue to obtain sufficient financing to     and NASA.
              meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in
              economic or technological trends or conditions, including
              currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors.
              Furthermore, the Company does not assume any obligation to update these forward-looking statements.

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Ciba Specialty Chemicals, Inc.                                  [LOGO OMITTED]
                                                         CIBA
Klybeckstrasse 141
CH-4002 Basel
Switzerland                                              Value beyond chemistry